UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company)

INVENTRUST PROPERTIES CORP.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Christy L. David
Deputy General Counsel, Vice President & Secretary
InvenTrust Properties Corp.
3025 Highland Parkway, Suite 350
Downers Grove, Illinois 60515
(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:

Evan Hudson
Duval & Stachenfeld LLP
555 Madison Avenue, 6th Floor
New York, New York 10022
(212) 883-1700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Liquidity Partners Trust I, a Delaware statutory trust (the “Offeror”) to purchase up to 2,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of InvenTrust Properties Corp., a Maryland corporation (the “Company”), at a price equal to $1.55 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on October 30, 2017 (the “Offer to Purchase”). The trustee of the Offeror is U.S. Bank Trust National Association, which is a direct or indirect subsidiary of U.S. Bancorp (the “Parent”).
As discussed below, the board of directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.
The Company’s name and the address and telephone number of its principal executive office is as follows:
InvenTrust Properties Corp.
3025 Highland Parkway, Suite 350
Downers Grove, Illinois 60515
(855) 377-0510
This Schedule 14D-9 relates to the Common Stock, of which there were 773,520,541 shares outstanding as of November 1, 2017.

Item 2.	Identity and Background of Filing Person.
The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 2,000,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 5:00 p.m., Eastern Time, on December 1, 2017.
According to the Offer to Purchase, the principal business address of the Offeror is c/o U.S. Bank Trust National Association, 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801, Attention: Corporate Trust Administration, and the Offeror’s business telephone number is (646) 883-2396. According to the Offer to Purchase, the principal business address of the Parent is 800 Nicollet Mall, Minneapolis, Minnesota 55402.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections captioned as follows, all of which are incorporated herein by reference: (A) “Note 11 – Stock-Based Compensation” in the financial statements and “Item 5 – Other Information – Entry into Material Definitive Agreement,” both contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017; (B) “Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” in the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2017; and (C) “Corporate Governance Principles,”

“Proposal No. 1 – Election of Directors” and “Executive Compensation” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.
The Board has reviewed the terms of the Tender Offer. Based on its review, the Board unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Offeror pursuant to the Offer to Purchase.
The Board cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The Board acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some of or all their Common Stock.
The Board suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.
In reaching the conclusions and in making the recommendation described above, the Board considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•
On May 5, 2017, the Company announced an estimated value per share of the Common Stock equal to $3.29 per share as of May 1, 2017, $1.74 per share (or approximately 112%) above the Offer Price. As previously disclosed to Stockholders, the estimate is based on certain assumptions and subject to certain limitations all discussed in the Company’s Current Report on Form 8-K filed with the SEC on May 5, 2017. The Company anticipates the next estimated share value to be announced in May 2018. Any updated estimate may be higher or lower than $3.29 per share.

•
The Company’s annual distribution rate was $0.0695 per share of Common Stock as of the last quarterly distribution on October 6, 2017 payable to all Stockholders of record as of September 30, 2017. Although the Board cannot provide any guarantee that the Company will maintain distributions at any rate in the future, Stockholders who choose to participate in the Tender Offer by selling their shares to the Offeror will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•
According to an independent secondary market auction provider, sale prices of the shares of Common Stock on such provider’s platform have ranged from $1.90 to $2.09 per share during the last three months. The foregoing information does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Company does not know whether the foregoing information is accurate or complete.

•	The Offeror states that it did not obtain current independent valuations or appraisals of the Company’s assets.

•
The Offeror states that the Offeror and its affiliates beneficially own 103,751,020 shares of Common Stock, which the Company notes would, if true, represent approximately 13.4% of the 773,520,541 shares of Common Stock outstanding as of November 1, 2017. The Company believes that this figure is too high and is not accurate, in part because the Offeror also states that the beneficial ownership percentage of the Offeror and its affiliates represents approximately 0.01% of the outstanding shares of Common Stock.

•
The Offeror acknowledges that in establishing the purchase price of $1.55 per share, it is motivated to establish the “most efficient” price which might be acceptable to Stockholders consistent with the Offeror’s objectives.

•	The Offeror states that it has applied a discount to the estimated per share value in order to make a profit.

•
There is no guarantee that the Tender Offer can or will be completed as soon as the Offeror implies. The Tender Offer does not expire until December 1, 2017 at the earliest. This date may be extended by the Offeror in its sole discretion. In addition, if more than 2,000,000 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•
The Offeror expressly reserves the right to amend the terms of the Tender Offer, including by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Offeror does not have an obligation to otherwise communicate that amendment to Stockholders.

(c)	Intent to Tender.
The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.
Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.
The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

(a)	Golden Parachute Compensation.
There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer to Purchase.

(b)	Other Material Information.
Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These statements include statements about the Company’s plans, objectives, strategies, financial performance and outlook, trends, the amount and timing of future cash distributions, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual financial results, performance, achievements or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “guidance,” “predict,” “potential,” “continue,” “likely,” “will,” “would,” “illustrative” and variations of these terms and similar expressions, or the negatives of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company based on the Company’s knowledge and understanding of the business and industry, are inherently uncertain. These statements are not guarantees of future performance, and Stockholders should not place undue reliance on forward-looking statements.
There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause its actual results to differ materially from the forward-looking statements contained in this Schedule 14D-9. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in the Company’s filings with the SEC, including in the Annual Report on Form 10-K for the year ended December 31, 2016, as may be updated by the quarterly reports and current reports of the Company filed with the SEC. Such risks and uncertainties, among others, include market, political and economic volatility experienced by the U.S. economy or real estate industry as a whole, and the regional and local political and economic conditions in the markets in which the Company’s properties are located; the Company’s ability to complete a strategic transaction, enhance Stockholder value and provide liquidity to Stockholders; the Company’s ability to identify, execute and complete disposition opportunities; the Company’s ability to identify, execute and complete acquisition opportunities and to integrate and successfully operate any properties acquired in the future and the risks associated with such properties; the Company’s ability to manage the risks of expanding, developing or re-developing some of the Company’s current or future acquired assets; the Company’s transition to an integrated operating platform not achieving success; loss of members of the Company’s senior management team or key personnel; changes in governmental regulations and United States accounting standards or interpretations thereof; the Company’s ability to access capital for renovations and acquisitions on terms and at times that are acceptable to the Company; changes in the competitive environment in the leasing market and any other market in which the Company operates; forthcoming expirations of certain leases and the Company’s ability to re-lease such properties; the Company’s ability to collect rent from tenants or to rent space on favorable terms or at all; the impact of leasing and capital expenditures to improve the Company’s properties in order to retain and attract tenants; events beyond the Company’s control, such as war, terrorist attacks, natural disasters and severe weather incidents, and any uninsured or underinsured loss resulting therefrom; actions or failures by the Company’s joint venture partners, including development partners; the cost of compliance with and liabilities under environmental, health and safety laws; changes in real estate and zoning laws and increases in real property tax rates; the economic success and viability of the Company’s anchor retail tenants; the Company’s multi-tenant retail properties facing considerable competition for the tenancy of the Company’s lessees and the business of retail shoppers, including from changing consumer preferences and increasing competition from other forms of retailing, such as e-commerce websites and catalogues; the Company’s debt financing, including risk of default, loss and other restrictions placed on the

Company; the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; the availability of cash flow from operating activities to fund distributions; the Company’s investments in equity and debt securities; the Company’s status as a real estate investment trust (“REIT”) for federal tax purposes; changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs; and the outcome of legal proceedings.
The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.
Item 9.    Exhibits.

Exhibit No.
(a)(1)	Postcard to InvenTrust Properties Corp. Stockholders, dated November 14, 2017.
(e)(1)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.*
(e)(2)	Excerpts from the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2017.*
(e)(3)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017.*
______
* Incorporated by reference as provided in Item 3 hereto.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Christy L. David
(Signature)

Christy L. David
Deputy General Counsel, Vice President & Secretary
(Name and Title)

November 14, 2017
(Date)